December 3, 2018

Ping Rawson
Chief Accounting Officer
Dyadic International, Inc.
140 Intracoastal Pointe Drive, Suite 404
Jupiter, Florida 33477

       Re: Dyadic International, Inc.
           Form 10-12G
           Filed November 5, 2018
           File No. 000-55264

Dear Mr. Rawson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12(g) filed November 5, 2018

Other Market Opportunities, page 9

1. Please identify the parties with whom you have entered into the two funded proof of concept research collaborations and file the agreements as exhibits. Risks Related to the Potential Reverse Stock Split..., page 27

2. Please disclose the range of the reverse stock split ratios that your shareholders approved and disclose any other material provisions of the stock split.
Item 13. Financial Statements and Supplementary Data, page 60

3. Please update the disclosures and financial statements in order to comply with Rule 8-08 of Regulation S-X.
 Ping Rawson
Dyadic International, Inc.
December 3, 2018
Page 2
General

4. Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. If you do not wish to incur those obligations until you have cleared comments, you may wish to consider withdrawing your registration statement before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
5. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mindy Hooker (Staff Accountant) at 202-551-3728 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly (Staff Attorney) at
202-551-3728 or Asia Timmons-Pierce (Special Counsel) at 202-551-3754 with any other questions.



                                                              Sincerely,
FirstName LastNamePing Rawson
                                                              Division of
Corporation Finance
Comapany NameDyadic International, Inc.
                                                              Office of
Manufacturing and
December 3, 2018 Page 2                                       Construction
FirstName LastName